SUBSCRIPTION FORM

To: Relevant Links, Inc.

    The undersigned hereby acknowledges receipt of the Prospectus, dated _____, 2000 of Relevant Links, Inc. and subscribes for the following number of shares of the company upon the terms and conditions set forth therein:

Number of Shares: _____
Price per Share: $ _____
Payment Enclosed: $ _____

Make checks payable to:
Relevant Links, Inc.

Date: _____, 2001

_____
Signature(s) of Subscriber(s)

_____

_____
Social Security or Tax I. D.

All subscriptions are subject to acceptance by the company, to availability, and to certain other conditions, and any subscription may be declined in whole or in part by return of the subscription monies without interest.

Accepted by Relevant Links, Inc.:

_____
Authorized Officer

for _____ shares.

The certificates for such stock are to be issued as follows:

_____
Name(s)

_____

_____
Address(s)

_____

Check one if more than one owner:

[ ] Joint Tenants WRS

[ ] Tenants in Common

[ ] Custodian under UGMA

[ ] Other: _____

    _____

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